International Silver , Inc.
8040 South Kolb Road
Tucson, Arizona 85706

February 22, 2008

Anne Nguyeen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attn:  Sean Donahue, Division of Corporation Finance

Re:	International Silver, Inc.
Registration Statement on Form S-1
Amendment No. 2
File No. 333-147712

Dear Ms. Parker:

General

Response to Comment 1:
We have amended the registration statement to comply with the new rules under Release No. 33-8876 and included the following explanatory note:

“We previously filed a registration statement on Form SB-2 (SEC File No 333-147712) on November 29, 2007 and Amendment Number 1 on February 1, 2008 to register 2,123,000 common shares. This Pre-Effective Amendment Number 2 further amends the registration statement to update certain information. To comply with SEC release number 33-8876 that the SEC adopted with a February 4, 2008 effective date, we are filing this Pre-Effective Amendment as a registration statement on Form S-1.”

Changes reflected at page ii

Business, page 3

Response to Comment 2:
We have revised our disclosure to consistently refer to ourselves as an exploration stage company.

Changes reflected at page 3, 5, 23

Results of Operations, page 39

Response to Comment 3:
We have updated information regarding our liquidity, as follows:

“Our cash on hand of $19,996 as of February 19, 2008 and receivables of $87,551 as of December 31, 2007, are insufficient to cover our expenses for less than one month. We will require funding of $18,986,500 to implement our Plan of Operations during over a period of 18 months.”

February 22, 2008
Anne Nguyeen Parker, Branch Chief

Changes reflected at page 39

Response to Comment 4:
The disclosure that “the increase [in net loss] was due to reduced spending for purchase of mineral interests” was erroneously, but inadvertently included in Amendment No. 1, and has been amended, as follows:

“Net Loss.   Net loss for the year ended December 31, 2007 increased by 53% or $95,982 to $239,928 from $156,994 during the same 2006 period.  Net losses for the period ended December 31, 2007 were higher than the previous year by $95,982 or 53%, due to the $163,915 or 100% decrease in engineering service revenue and increased general administrative expenses of $20,132 or 10%, when comparing our 2007 fiscal year to our 2006 fiscal year.”

Changes reflected at page 40

Sale of our common stock under Rule 144, page 48

Response to Comment 5:
We have conformed changes to our disclosure regarding Rule 144 in light of Release No. 33-8869, which became effective as of February 15, 2008, as follows:

Sales of our common stock under Rule 144.

“Once this registration statement is effective, the shares of our common stock being offered by our selling shareholders will be freely tradable without restrictions under the Securities Act of 1933 ("Securities Act"), except for any shares held by our "affiliates," which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

All of the 12,263,293 shares of our common stock held by affiliates are restricted securities under Securities Act Rule 144. Generally, Securities Act Rule 144, as amended on February 15, 2008, provides that a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted securities for at least six months, and who is our affiliate at the time of, or at any time during the 90 days preceding a sale, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:
•	one percent of the number of common shares then outstanding, which will equal approximately 145,261 shares immediately after this offering ; or
•	the average weekly trading volume of our common shares on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of restricted shares by our affiliates under the effective February 15, 2008 amended Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of our current public information. For a person who is not one of our affiliates at the time of, or at any time during the 90 days preceding a sale, sales of our securities held longer than six months, including the holding period of any prior owner other than an affiliate, but less than one year, will be subject only to the requirement that we have current public information available. Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the six-month holding period requirement.”

February 22, 2008
Anne Nguyeen Parker, Branch Chief

Rule 144(k)

“Under Securities Act Rule 144(k) amended as of February 15, 2008, a person who is not an affiliate at the time of, or at any time during the 90 days preceding, a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner of sale, public information, volume limitation or Rule 144 notice provisions.”

Changes reflected at page 49

Consolidated Statements of Cash Flow, page F-6

Response to Comment 6:
We have reexamined our cash flow presentation and have revised these financial statements accordingly.

Changes reflected at pages F-6 and F-7

Should the Division of Corporation Finance (“the Division”) have no further comments, we plan to make a written request for acceleration of the effective date according to the instructions contained in your February 13, 2008 comment letter; however, we will not make any such acceleration request until such time that we receive notification from the Division that no further comments will be rendered.

Should you have any questions regarding any of the foregoing matters or the registration statement, kindly contact our legal counsel:

Frederick M. Lehrer
Hamilton & Lehrer, P.A.
101 Plaza Real South, Suit 201
Boca Raton, Florida 33432
Telephone: (561) 416-8956
Facsimile: (561) 416-2855

Sincerely yours,

Harold R. Shipes
Chief Executive Officer